July 20, 2018

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Frank Wyman
Angela Connell

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-15811

To Whom It May Concern:

We are responding to your comment letter dated June 27, 2018. For ease of reference, we have reproduced your comment and provided our response directly following it.

Notes to Consolidated Financial Statements
9. Unpaid Losses and Loss Adjustment Expenses
b) Loss Development Information, page 72

1.
Your loss development tables on pages 73-75 imply favorable loss development in 2017 of $229.1 million for the US Insurance segment and $105.3 million for the International Insurance segment with the Reinsurance segment experiencing unfavorable loss development of $85.4 million. In the aggregate, these segments appear to have generated a reserve release of $249.0 million in 2017, as compared to a reserve release of $497.6 million shown in the three-year roll forward on page 69. In addition, the table on page 127 shows favorable loss development of $301.9 million for the US Insurance segment and $198.7 million for the International Insurance segment and unfavorable loss development for the Reinsurance segment of $7.8 million. Please provide us with a reconciliation of these different loss development amounts that includes an explanation and quantification for each reconciling item.

The requested reconciliation, including an explanation and quantification for each reconciling item, is attached. Additional discussion regarding how these items have been considered in our disclosures is included below.

Our loss development triangles on pages 73-75 have been prepared in accordance with Accounting Standards Codification Topic 944, Financial Services - Insurance, which details specific requirements about the reserves to be included in the tables. Specifically, the tables presented in the footnotes:

•	exclude unallocated loss adjustment expenses incurred during the period,

•
are presented on an undiscounted basis, and thus exclude any reserve discounts or acquired reserve fair value adjustments recorded during the period as well as any amortization of such amounts recorded during the period, and

•	exclude reserves attributable to insignificant lines of business.

The balance attributable to each of these items is included in the reconciliation of the tables to the balance sheet on page 76, as required by paragraph 944-40-50-4C.

Markel Corporation
4521 Highwoods Parkway, Glen Allen, VA 23060-9817 (800) 446-6671 (804) 747-0136
www.markelcorp.com

Additionally, as further described in our disclosures on page 72, these tables do not include accident years prior to 2012. Net outstanding liabilities attributable to unpaid losses and loss adjustment expenses for accident years 2011 and prior are presented as a reconciling item within each of the segment paid loss development tables.

With respect to foreign currency, all of the amounts included in the loss development tables related to transactions denominated in a foreign currency have been converted into United States Dollars using the exchange rates in effect at the balance sheet date, December 31, 2017, whereas losses and loss adjustment expenses included in the statement of income and comprehensive income are translated using the average exchange rate for the period.

The above presentation considerations are referenced in our disclosures that accompany the tables on page 72. Although the impact of discounting reserves is shown in the reconciliation required by paragraph ASC 944-40-50-4C on page 76, our description of the tables does not specify the presented reserves are undiscounted and will be added to future filings. Details regarding the amount of losses and loss adjustment expenses attributable to each of the items discussed above for the year ended December 31, 2017 are included in the attached reconciliation, as requested.

Additionally, ultimate incurred losses and allocated loss adjustment expenses for the year ended December 31, 2017 for both the U.S. Insurance segment and International Insurance segment include reserves for the 2012 through 2017 accident years attributable to acquisitions completed during 2017. The acquired reserves were not deemed material to the reserves of either segment, and thus, prior year balances for ultimate incurred losses and allocated loss adjustment expenses within the tables were not recast to pro forma historical reserve information attributable to the acquisitions. This presentation consideration is noted in the disclosures that accompany our U.S. Insurance segment tables on page 73, however, was inadvertently omitted from our International Insurance disclosures and thus will be added in future filings. Acquired reserves are not included in losses and loss adjustment expenses for the year ended December 31, 2017 and thus are included as a reconciling item to the development implied by the table in the attached reconciliation.

If you have any questions, please contact Richard R. Grinnan, General Counsel, at 804-965-1717.

Sincerely,

/s/ Anne G. Waleski

Anne G. Waleski
Executive Vice President and Chief Financial Officer

Cc:	Jeremy A. Noble, Senior Vice President, Finance
Nora N. Crouch, Chief Accounting Officer
Richard R. Grinnan, General Counsel

Prior Year Loss Development Reconciliation
Year Ended December 31, 2017
dollars in thousands

Ultimate Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance (per loss development tables)
	U.S. Insurance			International Insurance			Reinsurance			Other (Disc. Lines)	Other (Program Services)	Consolidated
Accident Year	As of December 31, 2016	As of December 31, 2017	Change	As of December 31, 2016	As of December 31, 2017	Change	As of December 31, 2016	As of December 31, 2017	Change
2012	909,237	891,641	(17,596)	493,563	477,855	(15,708)	460,002	458,643	(1,359)
2013	1,009,438	996,204	(13,234)	460,978	439,992	(20,986)	538,223	549,500	11,277
2014	1,116,093	1,088,667	(27,426)	522,778	491,882	(30,896)	541,967	587,525	45,558
2015	1,211,389	1,136,033	(75,356)	510,035	460,851	(49,184)	516,568	535,936	19,368
2016	1,319,731	1,224,207	(95,524)	562,190	573,593	11,403	531,083	541,645	10,562
	5,565,888	5,336,752	(229,136)	2,549,544	2,444,173	(105,371)	2,587,843	2,673,249	85,406

Adjustments to reconcile change in ultimate incurred losses and allocated loss adjustment expenses to losses and loss adjustment expenses on 2012 through 2016 accident years for the year ended December 31, 2017:

Include: Unallocated loss adjustment expenses			367			(764)			—
Include: Net amortization of reserve fair value adjustments			(2,569)			(7,058)			(7,335)
Include: Reserve discount recorded in 2017			—			—			(54,816)
Exclude: Acquired reserves			(9,621)			(25,512)			—
Adjust foreign currency reserves to USD at average exchange rate			—			1,036			(3,084)
Losses and loss adjustment expenses on 2011 and prior accident years			(60,980)			(61,019)			(12,368)
Total losses and loss adjustment expenses on prior accident years (per segment table in note 20)			(301,939)			(198,688)			7,803	(8,459)	(179)	(501,462)
Recognition of deferred gain (per notes to loss rollforward in note 9)												3,835
Total losses and loss adjustment expenses on prior accident years (per loss rollforward in note 9)												(497,627)

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